                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  September 30, 2002

                        Net Serviços de Comunicação S.A.
                    (Exact Name as Specified in its Charter)

                        Net Communications Services Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Net Serviços de Comunicação S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira
      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: September 30, 2002

Net Serviços de Comunicação S.A.Corporate
Tax ID (CNPJ) n# 00.108.786/0001-65

NIRE nº 35.300.177.240

Public Company

Rua Verbo Divino n# 1.356 - 1st floor , Sao Paulo-SP

_________________________________________________________________________

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

SUMMONING NOTICE

Net Serviços de Comunicação S.A. (the “Company”) shareholders are hereby summoned to join the Extraordinary General Shareholders Meeting to be held on October 11th, 2002, at 10 am (Brazilian Time) at the Company’s headquarters, located at 1356 Verbo Divino Street, 1st floor, São Paulo, SP to deliberate on the following AGENDA:

1.	Approval of the amendments on the Company’s 3rd public issue of debentures indenture in the scope of the debt restructuring, which was subject of the relevant notice published on the “Valor Econômico” Newspaper on July 16th, 2002, and the amendments of the Company’s 2nd public issue of debentures indenture, referring to the rendering of guarantees by the Company as in clause 8.1.11 of the first addendum to the first referred indenture of the 2nd public issue.

2.	To amend the 5th article of the Company By-laws, in order to reflect the capital stock increase in the amount of R$ 1,223,411,170.80, increasing from R$ 1,525,239,629.31 to R$ 2,748,550,800.11, comprised of 828,371,343 common shares and 1,200,484,187 preferred shares, all being nominatives, inscribed and without nominal value, accordingly to approvals of the Company’s Board of Directors’ meetings, held on 8.09.2002, 8.19.2002 and 9.25.2002, respectively.

3.	To amend the 2nd article of the Company's By-Laws, in order to authorize the Board of Directors to deliberate about the transfer of the Company's headquarters.

4.	To elect the new member, as well as, the alternate member of the Company's Board of Directors.

In the terms of CVM instruction n# 165/91, amended by instruction n# 282/98, the percentage for the adoption of the multiple voting process, for the election of Board of Directors members is 5% of the voting capital.

Shareholders of the Company who are participants of the Brazilian Stock Exchange Custody Program, and who intend to attend the Meeting, will be required to present a statement issued by the Custodian dated no less than 48 (Forty eight) hours prior to the Meeting, showing their holding positions in the Capital Stock of the Company.

Sao Paulo, September 25th, 2002

Roberto Irineu Marinho - Chairman of the Board of Directors